March 26, 2021

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Joseph Klinko
John Cannarella

RE:    FirstEnergy Corp.
    Form 10-K for the Fiscal Year ended December 31, 2020
    Filed February 18, 2021
    File No. 333-21011

Ladies and Gentlemen:
This letter responds to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Hyun Park, Senior Vice President and Chief Legal Officer of FirstEnergy Corp. (the “Company”), dated March 18, 2021 (the “Comment Letter”) in regard to the above-referenced Form 10-K (the “Form 10-K”) filed by the Company on February 18, 2021.
The Company’s responses to the comments presented in the Comment Letter are set forth below the full text of the Staff’s respective comment.
Form 10-K for the Fiscal Year ended December 31, 2020

Financial Statements
Note 15. Commitments, Guarantees, and Contingencies, page 121

1.    We note your disclosure regarding the asset purchase and sale agreement (PSA)
with Energy Solutions, LLC, concerning the transfer and dismantlement of TMI-2, which closed on December 18, 2020. We understand that you conveyed the TMI-2 nuclear generating facility, and funds held in trusts for decommissioning and environmental remediation of about $900 million; you disclose that you were relieved of related liabilities. On pages 89 and 112 you indicate that accounting for the transaction resulted in a gain of $33 million, with the write-off of a tax related regulatory liability, and derecognition of a $726 million asset retirement obligation related to the site.
However, we understand from the December 2, 2020 New Jersey Board of Public Utilities (NJBPU) order approving the transaction that you have retained some liabilities and may have exposure to future liabilities for which you would be barred from seeking recovery

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 26, 2021

from ratepayers. The NJBPU order distinguishes between Assumed Liabilities that are covered by the transaction, and Excluded Liabilities that are identified in the PSA, for which you will remain responsible, and which are described as "...environmental liabilities existing prior to the closing date of the sale."
We note references to Rate Counsel views that (i) as a former owner of TMI-2, you may be liable for remediation costs under the Comprehensive Environmental Response, Compensation and Liability Act, if the buyer fails to meet the environmental obligations set out in the PSA, and (ii) as you will have continuing involvement with an independent manager on the TMI-2 Solutions Board overseeing decommissioning activities, you may have "operator, arranger, or transporter liability," if environmental issues arise.
The NJBPU along with Rate Counsel express the view of there being "tremendous uncertainty" associated with decommissioning, in connection with setting conditions on its approval that preclude future recovery from ratepayers of any incremental costs that you may incur in connection with ongoing exposure.
Please explain how you have assessed your exposures relative to the guidance in FASB ASC 410-20-40, on derecognition, 410-30-25 and 450-20-25, on recognition, and FASB ASC 450-20-50-1 and 50-3 through 50-5, on disclosure, considering the guidance in 55- 11 through 55-15, as applicable, in determining that no disclosure would be made of the excluded liabilities that you have retained, or of any probable or reasonably possible loss regarding the concerns expressed and referenced above.
In connection with the foregoing request, please describe any accounting that is reflected in your financial statements for the environmental liabilities excluded from the transaction, and explain how you have distinguished these from the liabilities conveyed. Please submit the PSA along with your reply and tell us of any reasons you would not file this agreement pursuant to Item 601(b)(10) of Regulation S-K.

Response:

For the reasons discussed below, we do not believe an environmental obligation or loss contingency has been incurred as of December 31, 2020, with respect to the Three Mile Island Nuclear Generating Station Unit 2 (“TMI-2”) because we believe our exposure to residual environment risk associated with TMI-2 is remote.

On October 15, 2019, certain of the Company’s subsidiaries, GPU Nuclear, Inc., Jersey Central Power & Light Company, Metropolitan Edison Company, and Pennsylvania Electric Company (collectively, the “Sellers”), entered into an asset purchase and sale agreement (the “PSA”) with TMI-2 Solutions, LLC (the “Buyer”), a subsidiary of EnergySolutions, Inc. (“EnergySolutions”), concerning the transfer and dismantlement of TMI-2 in Middletown, Pennsylvania.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 26, 2021

TMI-2 began commercial operations on December 30, 1978. On March 28, 1979, TMI-2 experienced an accident that resulted in severe damage to the reactor core. Following the accident, TMI-2 was permanently shut down. Approximately 99 percent of the fuel and damaged core material was removed from TMI-2’s reactor and site and shipped to the Department of Energy’s (“DOE”) Idaho National Laboratory.

EnergySolutions and its affiliates specialize in providing nuclear services, such as high-level waste management, spent fuel handling and transportation, and complex decontamination and decommissioning projects, including the decommissioning of commercial nuclear power generation facilities. Among the services provided by EnergySolutions and its affiliates are the packaging, transportation, storage, and disposal of radioactive waste at its disposal facility in Clive, Utah.

Under the terms of the PSA, Sellers would transfer to Buyer substantially all of the assets associated with TMI-2, including assets held in external trusts for the nuclear decommissioning and environmental remediation of TMI-2 (the “Trusts”) and related liabilities. The terms of the PSA and the ancillary agreements also include Buyer’s assumption of liability for all responsibility for the TMI-2 site, including full decommissioning and ongoing management of core debris material not previously transferred to the DOE, as well as various forms of performance assurances for the obligations of Buyer to complete the required decommissioning, including, but not limited to, a payment and performance guaranty by EnergySolutions and the delivery of a letter of credit to backstop Buyer’s key decommissioning obligations. In addition to the guaranty and letter of credit, the Buyer committed to implement certain structures and procedures to provide the Sellers additional assurances with the decommissioning process, such as the following:
•the Buyer will regularly prepare an updated project schedule, cash flow schedule showing projected future expenses, and progress reports regarding expenditures, nuclear decommissioning trust balance, and estimated costs to achieve decommissioning plans to be shared with the Sellers; and
•the Buyer’s limited liability company agreement provides that an independent manager (the independent manager is not affiliated with the Company or the Sellers) will be appointed by the Sellers and certain actions – such as filing a voluntary bankruptcy or accessing certain funds in the decommissioning trust prior to a scheduled draw – require consent of the independent manager.

After receipt of the necessary regulatory approvals from the United States Nuclear Regulatory Commission (“NRC”) and the New Jersey Board of Public Utilities (“NJBPU”) on December 2, 2020, TMI-2, along with the Trusts and related liabilities, was transferred to the Buyer, on December 18, 2020, in accordance with the terms of the PSA.

The NRC is responsible for licensing and regulating the operation of nuclear power plants in the United States. The owner of a nuclear power plant must obtain and maintain a

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 26, 2021

license from the NRC in order to possess, use, and operate the plant.1 As a condition of the license, a nuclear power plant owner must provide financial assurances to satisfy the ultimate liability to decommission the nuclear power plant.2 One acceptable form of providing financial assurances is “prepayment” into a dedicated trust such as the Trusts. Failure to comply with the financial assurances requirement could result in financial and/or civil or criminal penalties.3 Nuclear power plant licensees are required to make numerous regulatory filings to show continued compliance with the terms and conditions of the operating license and the NRC regulations.4

Once a nuclear power plant has ceased operations, such as is the case with TMI-2, the license for the plant will continue beyond the expiration date to “authorize ownership and possession of the facility until the NRC notifies the licensee in writing that the license is terminated.”5 The licensee is required to take all actions necessary to decommission the facility during this extended period of the license.6 The NRC will terminate the license once decommissioning is completed.7 Until the license is terminated, the licensee, in this case now the Buyer, is obligated to fund and ensure the safe and timely decommissioning of the nuclear power plant.

A licensee may transfer an NRC license only with the written consent of the NRC.8 Consent for a license transfer is obtained through a rigorous application process. The applicants must describe the technical and financial qualifications of the transferee, the purpose for the transfer, and the nature of transaction necessitating the transfer.9 The NRC thoroughly reviews each application and scrutinizes the proposed transferee as if it were applying for an initial license.

In addition to the transfer of TMI-2, along with the Trusts and related liabilities, the ownership and operating NRC licenses for TMI-2 were transferred to the Buyer pursuant to the NRC’s approval of such transfer. As such, the Buyer is licensed to possess TMI-2, and assumed responsibility for all licensed activities at TMI-2, including the sole responsibility under its NRC license to complete decommissioning.

The Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) provides a means for governments and private parties to recover the money they spend on remediating contaminated sites. Under Section 107(a) of CERCLA, in addition to the owner/operator of a facility, any person who formerly owned or operated a facility “at the time
1 10 CFR § 50.10(b).
2 10 CFR § 50.75(a), (b)(1).
3 10 CFR § 50.110, 111.
4 10 CFR § 50.71, 75.
5 10 CFR § 50.51(b).
6 10 CFR § 50.51(b)(1).
7 See 10 CFR § 50.82(a)(11).
8 10 CFR § 50.80(a).
9 10 CFR § 50.80(b)(1).

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 26, 2021

of disposal of any hazardous substance” is also potentially a responsible party. To the extent a person is found “responsible” pursuant to Section 107(a), they may be liable for the costs of “removal” actions or “remedial” actions to address the hazardous substances at the site.

In the unlikely event that decommissioning of TMI-2 is not completed by the Buyer and EnergySolutions and, notwithstanding the additional financial assurance EnergySolutions has provided to the NRC and the additional financial assurance required under the PSA and its ancillary agreements, the financial resources of the Buyer and EnergySolutions are exhausted and the Buyer fails to fully remediate the hazardous substance contamination at the site, the remaining waste could be viewed as a release or threatened release to the environment. In such a case, CERCLA claims against a former licensee (owner or operator) such as the Sellers could potentially be made to recover the cost of final remediation.

The Company and the Sellers do not concede that such CERCLA claims should or would be successful, as we explained to the NJBPU and Rate Counsel: (1) EnergySolutions’ capabilities and qualifications to decommission TMI-2, (2) the NRC’s reporting requirements and oversight, (3) the value of the Trusts transferred to the Buyer (approximately $874 million as of the date of the transfer), and (4) the substantial financial and operational assurances required under the PSA and ancillary agreements, including a letter of credit and financial support agreements from EnergySolutions to provide additional funding for decommissioning costs, guard against the possibility that the Buyer may exhaust its financial resources before fully decommissioning and remediating the contamination at TMI-2. Also, despite Rate Counsel’s assertions to the contrary, the Sellers’ right to appoint an unaffiliated independent manager with limited authority neither constitutes continuing involvement nor does it otherwise provide a basis for operator liability under CERCLA. As such, we believe any residual environmental risk associated with TMI-2 under CERCLA or otherwise, is hypothetical, typical to any former owner of nuclear generating facilities and is remote.

We have assessed our exposure to residual environmental risks associated with TMI-2 relative to the referenced guidance in FASB ASC 410 and ASC 450, and concluded no accrual or additional disclosure is required, as further described below. FASB ASC 410-20-40, on derecognition addresses the settlement of an asset retirement obligations (“ARO”). Settlement of the ARO was accomplished when the decommissioning liabilities were transferred to and assumed by the Buyer at the time the transaction closed pursuant to the PSA and in conformance with the transferred NRC license, which, as discussed above, imposes sole responsibility on the Buyer to complete decommissioning. Recognition of environmental obligations under FASB ASC 410-30-25 and loss contingencies under FASB ASC 450-20-25 is required when it is probable that a liability has been incurred. For the reasons discussed above, we do not believe an environmental obligation or loss contingency has been incurred as of December 31, 2020, because we believe our exposure to residual environment risk associated with TMI-2 is remote. Disclosure of unrecognized contingencies under FASB ASC 450-20-50-3 is required when “there is at least a reasonable possibility that a loss or an additional loss may have been incurred…”. Accordingly, we believe our exposure to excluded environmental liabilities (i.e., those retained by the Sellers) under the PSA and any hypothetical liabilities under CERCLA is remote and, as such, the “reasonable possibility” threshold for disclosure is not met.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 26, 2021

Application of Item 601(b)(10) of Regulation S-K to the PSA
In response to the Staff’s comment, we have not filed the PSA as we have determined that it has not been, and is not, required to be filed pursuant to the requirements of Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(ii) of Regulation S-K states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within [one of the categories listed in Item 601(b)(10)(ii)(A)-(D)].”
We believe that facility-specific asset sale or transfer agreements ordinarily accompany the business of companies such as ours in the energy industry. Furthermore, it is common for the Company, the Sellers and other companies in the energy industry to sell and transfer assets, including related licenses, and to allocate decommissioning costs and other liabilities amongst the parties. For this reason, the Company respectfully submits that the PSA was entered into in the ordinary course of its business.
We also reviewed the requirements of each subsection of Item 601(b)(10)(ii) and concluded that the PSA does not fall within the categories set forth in subsections (A) through (D). Subsections (A) and (D) are generally inapplicable.
Item 601(b)(10)(ii)(B) requires contracts made in the ordinary course of business to be filed if a registrant’s business is substantially dependent upon them. As disclosed above, the terms of the PSA and the ancillary agreements also include Buyer’s assumption of liability for all responsibility for the TMI-2 site, including full decommissioning and ongoing management of core debris material not previously transferred to the DOE, as well as various forms of performance assurances for the obligations of Buyer to complete the required decommissioning. Also as discussed above, (i) we believe any residual environmental risk under CERCLA or otherwise, is hypothetical, typical to any former owner of nuclear generating facilities and is remote, and (ii) we do not believe an environmental obligation or loss contingency has been incurred as of December 31, 2020 pursuant to applicable FASB ASC standards because we believe our exposure to residual environment risk is remote. Accordingly, the Company respectfully advises the Staff that the Company’s business is not substantially dependent on the PSA, including any related ongoing obligations.
Item 601(b)(10)(ii)(C) requires contracts made in the ordinary course of business to be filed if they relate to the acquisition or sale of any property, plant or equipment for consideration exceeding 15 percent of the fixed assets of the registrant on a consolidated basis. The consideration provided to the Sellers in the PSA was nominal; pursuant to the terms of the PSA and by virtue of the transfer of the NRC license, EnergySolutions’ assumed decommissioning and remediation liabilities roughly equivalent to the value of the Trusts (approximately $874 million as of the date of the transfer), which also were transferred to EnergySolutions, and thus substantially below the value of 15 percent of the fixed assets of the Company on a consolidated basis as of December 31, 2020.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 26, 2021

Given that the PSA is a type of contract that ordinarily accompanies the kind of business conducted by the Company, and does not fall within the categories set forth in subsections (A) through (D) of Item 601(b)(10)(ii), we do not believe the PSA is required to be filed pursuant to Item 601(b)(10).
We recognize that a particular agreement may not be material upon execution but may become material as its significance may increase over time. As such, we will continue to review the materiality of the PSA on a periodic basis in conjunction with the preparation of our periodic reports.
As requested by the Staff, concurrently with this response letter we are submitting a copy of the PSA and related exhibits (collectively, the “Supplemental Information”). The Supplemental Information represents confidential and proprietary business information.
Because the Supplemental Information is not required to be filed with the Commission under the Securities Exchange Act of 1934 (the “Exchange Act”), the Supplemental Information constitutes “supplemental information” pursuant to Rule 12b-4 under the Exchange Act and is being provided to the Commission pursuant to such rule. In accordance with such rule, on behalf of the Company, we hereby request that the Supplemental Information be destroyed by the Commission at the conclusion of its assessment and to notify the Company of such destruction once completed.
In connection with your comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
If you have any questions regarding the foregoing, please do not hesitate to contact me at (330) 384-5296.
Very truly yours,
/s/ Jason J. Lisowski

Jason J. Lisowski
Vice President, Controller and Chief Accounting Officer